Exhibit 99.2

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS
OF DECEMBER 31, 2004 AND
FOR THE YEAR ENDED DECEMBER 31, 2004
The accompanying notes are an integral part of these consolidated financial statements
CONSOLIDATED STATEMENT OF INCOME

		For the year
		ended
		December
		31, 2004

Sales	Notes 4 & 5	121,998
Excise taxes		(21,517)
Revenues from sales		100,481
Purchase net of inventory variation	Note 6	(58,556)
Other operating expenses	Note 6	(19,103)
Unsuccessful exploration costs	Note 6	(414)
Depreciation, depletion, and amortization of tangible assets and leasehold rights		(5,722)

Operating income	Note 4	16,686

Other income	Note 7	3,139
Other expense	Note 7	(1,197)
Financial interest on debt		(737)
Financial income from marketable securities & cash equivalents		572
Cost of net debt		(165)
Other financial income	Note 8	333
Other financial expense	Note 8	(235)
Income taxes	Note 9	(8,570)
Equity in income (loss) of affiliates	Note 12	1,158

Consolidated net income		11,149

Group share		10,868
Minority interests and dividends on subsidiaries’ redeemable preferred shares		281

Earnings per share (euros)		17.99
Diluted earnings per share (euros)		17.92

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
CONSOLIDATED BALANCE SHEET

		31/12/2004
		IFRS
		(unaudited)

ASSETS
NON-CURRENT ASSETS
Intangible assets	Note 10	3,176
Fixed assets	Note 11	34,906
Equity affiliates : investments and loans	Note 12	10,680
Other investments	Note 13	1,198
Financial instruments held for hedging of non current financial debt purposes	Notes 20 & 27	1,516
Other non-current assets	Note 14	2,351

Total non-current assets		53,827

CURRENT ASSETS
Inventories, net	Note 15	9,264
Accounts receivable, net	Note 16	14,025
Prepaid expenses and other current assets	Note 16	5,314
Current financial instruments	Notes 20 & 27	477
Cash and cash equivalents		3,860

Total current assets		32,940

TOTAL ASSETS		86,767

LIABILITIES & SHAREHOLDERS’ EQUITY
SHAREHOLDERS’ EQUITY
Common shares		6,350
Paid-in surplus and retained earnings		31,717
Cumulative translation adjustment		(1,429)
Treasury shares		(5,030)

Total shareholders’ equity — Group share		31,608

Minority interests and subsidiaries’ redeemable preferred shares		810

Total shareholders’ equity		32,418

Deferred income taxes	Note 9	6,402
Employee benefits	Note 18	3,607
Other non current liabilities	Note 19	6,274

Total non current liabilities		16,283

Non current financial debt	Note 20	11,289

CURRENT LIABILITIES
Accounts payable		11,672
Other creditors and accrued liabilities	Note 21	11,148
Current borrowings and bank overdrafts	Note 20	3,614
Current financial instruments	Notes 20 & 27	343

Total current liabilities		26,777

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		86,767

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended
December 31,
2004

CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	11,149

Depreciation, depletion, and amortization	6,268

Non-current liabilities, valuation allowances, and deferred taxes	715
Impact of coverage of pension benefit plans	(181)
Unsuccessful exploration costs	414
(Gains)/Losses on sales of assets	(3,139)

Undistributed affiliates equity earnings	(583)

Other changes, net	272

Cash flow from operating activities before changes in working capital	14,915

(Increase)/Decrease in operating assets and liabilities	(253)

CASH FLOW FROM OPERATING ACTIVITIES	14,662

CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant, and equipment additions	(7,403)
Exploration expenditures charged to expenses	(374)
Acquisitions of subsidiaries, net of cash acquired	(131)
Investments in equity affiliates and other securities	(209)
Increase in non-current loans	(787)

Investments	(8,904)
Proceeds from sale of intangible assets and property, plant, and equipment	225
Proceeds from sale of subsidiaries, net of cash sold	1
Proceeds from sale of non-current investments	408
Repayment of non-current loans	558

Total divestitures	1,192
CASH FLOW USED IN INVESTING ACTIVITIES	(7,712)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance and repayment of shares:
Parent company’s shareholders	371
Purchase of treasury shares	(3,554)
Minority shareholders	162
Subsidiaries’ redeemable preferred shares	(241)
Cash dividends paid:
— Parent company’s shareholders	(4,293)
— Minority shareholders	(207)
Net issuance/(repayment) of non-current debt	2,249
Increase/(Decrease) in current borrowings and bank overdrafts	(2,195)
Other changes, net	(6)

CASH FLOW FROM FINANCING ACTIVITIES	(7,714)

Net increase/decrease in cash and cash equivalents	(764)
Effect of exchange rates and changes in reporting entity on cash and cash equivalents	(236)
Cash and cash equivalents at the beginning of the year or period	4,860

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	3,860

The accompanying notes are an integral part of these consolidated financial statements.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited)

			Paid in
	Common shares issued		surplus		Treasury shares			Subsidiaries’
			and	Cumulative				redeemable
			retained	translation			Shareholders	preferred	Minority	Total
(Amounts in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	shares	interest	equity

As of January 1, 2004 (As reported under French GAAP)	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406	396	664	31,466
IFRS adjustments	—	—	(3,048)	3,268	(10,855,206)	(1,388)	(1,168)	—	19	(1,149)
As of January 1, 2004 (As restated under IFRS)	649,118,236	6,491	27,360	—	(37,112,105)	(4,613)	29,238	396	683	30,317

Net income 2004	—	—	10,868	—	—	—	10,868	6	275	11,149
Items recognized directly in equity	—	—	29	(1,429)	—	—	(1,400)	(14)	(88)	(1,502)
Total excluding transactions with shareholders	—	—	10,897	(1,429)	—	—	9,468	(8)	187	9,647
— Cash dividend	—	—	(4,293)	—	—	—	(4,293)	—	(207)	(4,500)
— Issuance of common shares	5,770,804	58	478	—	—	—	536	—	—	536
— Purchase of treasury shares	—	—	—	—	(22,550,000)	(3,554)	(3,554)	—	—	(3,554)
— Sale of treasury shares	—	—	14		715,686	61	75			75
— Repayment of subsidiaries’ redeemable preferred shares							—	(241)		(241)
— Share-based payments			138				138			138
Transactions with shareholders	5,770,804	58	(3,663)	—	(21,834,314)	(3,493)	(7,098)	(241)	(207)	(7,546)
Cancellation of purchased treasury shares	(19,873,932)	(199)	(2,877)	—	19,873,932	3,076	—	—	—	—
As of December 31, 2004	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

The accompanying notes are an integral part of these consolidated financial statements.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
INFORMATION
The consolidated financial statements of TOTAL S.A. and its subsidiaries (together, the Company or Group) have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union.
The preparation of financial statements in accordance with IFRS requires management to make estimates and apply assumptions that affect the reported amounts of assets and liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on a continuous basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the book value of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply.
Lastly, where a specific transaction is not dealt with in any standards or interpretation, management applies judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:
—	give a true and fair view of the Group’s financial position, financial performance and cash flows

—	reflect the substance of transactions

—	are neutral

—	are prepared on a prudent basis

—	are complete in all material aspects
Information concerning the first-time application of IFRS
Pursuant to IFRS 1 “First-time adoption of International Financial Reporting Standards”, the Group has chosen to apply the following exemptions:
—	offsetting currency translation adjustment (CTA) against retained earnings, as of January 1, 2004,

—	recording unrecognized actuarial losses and gains as of January 1, 2004 in retained earnings,

—	no retroactive restatement of business combinations that occurred before January 1, 2004.
IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurements” have been applied as from January 1, 2004. Furthermore, IFRS 2 “Share-based payment” has been applied retrospectively to all transactions within the scope of IFRS 2 and not solely to the share-based compensation plans granted after November 7, 2002.
The Group has decided on an early application of IFRS 6 “Exploration for and Evaluation of Mineral Resources”. This standard is compatible with previously used methods to record exploration and production costs (see note 1 G: oil and gas exploration and producing properties).
Description of the effects of the transition to IFRS on net equity and results were provided in the 2004 Annual Report and in the 2004 quarterly summarized financial statements which were published in May 2005. This information is presented in Note 32 to the consolidated financial statements.
The transition balance sheet as of January 1, 2004 included in Note 32 below differs from the one published in May 2005 on the following items. Financial instruments were presented in deduction of the non-current financial debt, while they are now recorded separately in the balance sheet either under “Hedging instruments of non-current financial debt” on the asset side or “Non-current financial

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
debt” on the Liability side. Similarly, Current financial instruments are recorded on either asset or liability accounts “Current financial instruments” depending on whether it is an asset or a liability.
1.	ACCOUNTING POLICIES
The main consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.
The accounting policies used by the Group are described below.
A.	PRINCIPLES OF CONSOLIDATION
The subsidiaries that are directly controlled by the parent company or indirectly controlled by other consolidated subsidiaries are fully consolidated.
Investments in jointly controlled entities are proportionately consolidated.
Investment in associates, in which the Group has significant influence, are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights.
Companies in which ownership interest is less than 20%, but over which the Company has the ability to exercise significant influence, are also accounted for by the equity method.
All inter-company balances, transactions and income have been eliminated.
B.	FOREIGN CURRENCY TRANSLATION
The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.
Monetary transactions
Transactions denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in “Other income” or “Other expenses”.
Translation of financial statements denominated in foreign currencies
Assets and liabilities of foreign entities are translated into euros on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates of the period. Foreign exchange differences resulting from such translations are either recorded in Shareholders’ equity under “Cumulative translation adjustments” (for the Company’s share) or under “Minority interests” as deemed appropriate.
C.	SALES AND REVENUES FROM SALES
Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and the amount can be reasonably measured. Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the revenue from sales indicator.
Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts. Revenues from the production of crude oil and natural gas properties in which the Group has an interest with other producers are recognized on the basis of the Company’s net working interest.
Revenues from gas transport are recognized when the services are rendered, based on the quantities transported and measured according to procedures defined in each service contract.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Revenues from sales of electricity, from refining and marketing activities and from the sales of chemicals products are recorded upon transfer of title, according to the terms of the related contracts.
Revenues from services are recognized when the services have been rendered.
Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes when paid in cash and outside the USA and Canada.
Certain transactions within the trading activities (contracts involving quantities that are purchased outside the Group then resold outside the Group) are shown at their net value in sales.
Exchanges of crude oil and petroleum products within normal trading activities are excluded from sales.
D.	SHARE-BASED PAYMENTS
The Group applies IFRS 2 “Share-based payment” to employee stock option and share purchase plans and to capital increases reserved for employees. The benefits are determined at fair value by reference to the granted instruments.
The fair value of the options is calculated using the Black-Scholes method at the grant date. The expense is allocated on a straight-line basis between the grant date and vesting date.
The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to take into account the non-transferability of the shares awarded to the employees over a period of five years according to French regulations.
These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.
E.	INCOME TAXES
The Company uses the liability method whereby deferred income taxes are recorded based upon the temporary differences between the financial statement and tax basis of assets and liabilities, and for carry-forward of unused tax losses and tax credits.
Deferred tax assets and liabilities are measured using the tax rates that have been enacted or officially proposed at the balance sheet date. The effect of the change in tax rate is recognized either in the consolidated statement of income or in equity depending on the item it is related to.
Deferred tax assets are recognized when future recovery is probable.
Deferred tax liabilities on temporary differences resulting from the difference between the carrying value of the equity-method investments and the taxable basis of these investments are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon sale of these investments).
Taxes paid for the Upstream Production are included in operating expenses, including those related to historical concessions held by the company in the Middle East producing countries.
F.	EARNINGS PER SHARE
Earnings per share are calculated by dividing net income by the weighted-average number of common shares outstanding during the period.
Diluted earnings per share are calculated by dividing net income by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares deducted from consolidated shareholders’ equity are not considered outstanding for purposes of this calculation that also takes into account the dilutive effect of stock-option and capital increases.
The weighted-average number of fully diluted shares is calculated in accordance with the treasury stock method. The proceeds, which would be recovered in the event of an exercise of options related

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
to dilutive instruments, are presumed to be a buyback of shares at market price as of the closing date of the period. This leads to a reduction in the total number of shares that would result from the exercise of options.
G.	OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES
The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the “successful efforts” method.
(i)	Exploration costs
Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.
Exploration leasehold acquisition costs are capitalized as intangible assets when acquired. An assessment for impairment is made at least annually, property by property, on the basis of the results of the exploratory activity and management’s evaluation.
In the event of a discovery, the unproved leasehold rights are transferred to proved leasehold rights at their net book value as soon as proved reserves are booked.
Exploratory wells are accounted for as follows:
—	Costs of exploratory wells that have found proved reserves are capitalized. Capitalized successful exploration wells are then depreciated using the unit-of-production method based on proved developed reserves.

—	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense.

—	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:
•	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditures are made;

•	The Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Company is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.
Costs of exploratory wells not meeting these conditions are charged to expense.
(ii)	Oil and Gas producing assets
Development costs incurred for the drilling of development wells and in the construction of production facilities are capitalized, together with interest costs incurred during the period of construction and estimated discounted costs of asset retirement obligations. The rate of depletion is equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).
With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Company taking into account estimations based on the contractual clauses regarding the reimbursement of exploration and development costs (Cost Oil) as well as the sharing of hydrocarbon rights (Profit Oil).
Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the economic life of the asset. Proved leasehold rights are depreciated using the unit-of-production method based on proved reserves.
H.	GOODWILL AND OTHER INTANGIBLE ASSETS
Other intangible assets include goodwill, patents, trademarks, and leasehold rights.
Other intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Goodwill in a consolidated company is calculated as the excess of the cost of shares, including transaction expenses, over the fair value of the Group’s share of the net assets at the acquisition date. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication that an asset may be impaired (see note 1 K : Impairment of long-lived assets.)
Other intangible assets (except goodwill) have a definite useful life and are amortized on a straight-line basis over 10 to 40 years depending on the useful life of the assets.
Research and development
Research costs are charged to expense as incurred.
Development expenses are capitalized when the following can be demonstrated:
—	the technical feasibility of the project and the availability of the appropriate resources for the completion of the intangible asset,

—	the ability of the asset to generate probable future economic benefits,

—	the ability to measure reliably the expenditures attributable to the asset.
Advertising costs are charged to expense as incurred.
I.	OTHER PROPERTY, PLANT AND EQUIPMENT
Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. This includes interest expenses incurred until assets are placed in service. Investment subsidies are deducted from the cost of the related expenditures.
Routine maintenance and repairs are charged to income as incurred. The cost of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two major turnarounds.
Other property, plant and equipment are depreciated using the straight-line method over their useful life, as follows:

—	Furniture, office equipment, machinery and tools:	3-12 years

—	Transportation equipments:	5-20 years

—	Storage tanks and related equipments:	10-15 years

—	Specialized complex installations and pipelines:	10-30 years

—	Buildings:	10-50 years
J.	LEASES
A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or if lower at the present value of the minimum lease payments according to the contract. A corresponding financial debt is recognized as financial liabilities. These assets are depreciated over the useful life used by the Group.
Leases that are not financial leases as defined above are recorded as operating leases.
K.	IMPAIRMENT OF LONG-LIVED ASSETS
The recoverable amounts of intangible assets and property, plant and equipment are tested for possible impairment as soon as there is any indication that the assets may be impaired. This test is performed at least annually for goodwill.
The recoverable value is the higher of the sale price (net of sale expenses) and its useful value.
For this purpose, assets are grouped into cash-generating units (or CGUs). A cash-generating unit is a group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.
The recoverable amount of a CGU is determined by reference to the discounted future cash flows expected from it, based upon management’s expectation of future economic and operating conditions.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
If the recoverable amount is less than the carrying amount, an impairment loss on property, plant and equipment, or on intangible assets is recognized either in “Depreciation, depletion and amortization of tangible assets” for and exploration leaseholds or in “Other expense”, respectively.
Impairment losses recognized in prior periods could be reversed up to the net book value that the asset would have had, had the impairment loss not been recognized. An impairment loss recognized for goodwill shall not be reversed.
L.	FINANCIAL ASSETS AND LIABILITIES
Financial assets and liabilities are financial loans and receivables, investments in non-consolidated companies, publicly traded equity securities, financial derivatives, current and non-current financial liabilities.
The accounting treatment of these financial assets and liabilities is as follows.
(i)	Financial loans and receivables
Financial loans and receivables are recognized at amortized cost. They are tested for impairment, the net book value being compared to estimates of the discounted future recoverable cash flows. These tests are conducted as soon as there is any evidence that their fair value is less than their net book value, and at least annually. The potential loss is recorded in the statement of income.
(ii)	Investments in non-consolidated companies and publicly-traded equity securities
These assets are classified as available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in shareholders’ equity. If there is any evidence of a significant or long-lasting loss, an impairment loss is recorded in consolidated statement of income. This impairment is only reversed in the statement of income when the securities are sold.
(iii)	Derivative instruments
Derivative instruments used by the Group are valued at fair value. Changes in fair value are recognized in the statement of income or in shareholders’ equity and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy described in Note 28. The derivative instruments used by the Group are the following:
—	Cash management

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks in reference to global limits set by the Group and are considered to be used for transactions (Held for trading). Fair value variation is systematically recorded in income statement. The balance sheet value of those instruments is included in the “Current financial instruments” accounts, in assets or liabilities.

—	Long-term financing

When an external long term financing is set up, specifically to finance subsidiaries in a currency other than the euro, which is mainly the case for subsidiaries whose functional currency is the USD, and when this financing involves currency and interest rate derivatives, these instruments qualify as fair value hedges of the interest rate risk on the external debt and of the currency risk of the loans to subsidiaries. Changes in fair value of derivatives are recognized in the income statement as are changes in fair value of financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in the assets under «Hedging instruments on non-current financial debt» or in the liabilities under «Non-current financial debt» for the non-current part. The current part (less than one year) is accounted for under “Current financial instruments”, in assets or liabilities.

In case of anticipated termination of instruments accounted for as fair value hedge, the amount paid or received is recognized in the income statement and:

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
•	If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the income statement.

•	If the hedged items remain in the balance sheet, the adjustment previously recorded as revaluation of those hedged items is spread over the remaining life of those items.
—	Subsidiaries’ equity hedge

—	Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly USD). They qualify as “Net investment hedges”. Changes in fair value are recorded in shareholders’ equity. The fair value of these instruments is recorded under « Current financial instruments ».

—	Financial instruments related to commodity contracts

Financial instruments related to commodity contracts, including, all the crude oil, petroleum products, natural gas and power purchasing/selling contracts related to the trading activities, together with the commodity contract derivative instruments, are part of a hedging strategy in reference to global limits. These instruments are considered, according to the industry practice, as held for trading. Changes in fair value are recorded in the income statement. The fair value of these instruments is recorded in “Payables” or “Receivables” depending whether they are assets or a liabilities.
Detailed information about the closing balances of the year ended December 31, 2004 is disclosed in Notes 20, 27 and 28.
(iv) Current and non-current financial liabilities
Current and non-current financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which a hedge accounting can be applied as described in the previous paragraph.
(v) Fair value of financial instruments
Fair values are estimated for the majority of the Company’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which the market price is used.
The estimation of fair values, based in particular on principles such as discounting to present value of future cash flows, must be weighted by the fact that the value of a financial instrument at a given time may be modified depending on the market environment (liquidity especially), and also the fact that subsequent changes in interest rates and exchange rates are not taken into account. In some cases, the estimations have been made based on simplifying assumptions.
As a consequence, the use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts.
The methods used are as follows:
Financial debts, swaps: The market value of swaps and of debenture loans that are hedged by those swaps, have been determined on an individual basis by discounting future cash flows with the zero coupon interest rate curves existing at year-end.
Other financial instruments: The fair value of the interest rate swaps and of FRA are calculated by discounting future cash flows on the basis of the zero coupon interest rate curves existing at year-end after adjustment for interest accrued yet unpaid.
Forward exchange contracts and currency swaps are valued on the basis of a comparison of the forward rates negotiated with the rates in effect on the financial markets at year-end for similar maturities.
Exchange options are valued based on the Garman-Kohlhagen model including market quotations at year-end.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
M.	INVENTORIES
Inventories are valued in the consolidated financial statements at the lowest of historical cost and market value. Cost price of petroleum and petrochemical products is determined according to the FIFO (First-In, First-Out) method and those of other inventories using the weighted-average cost method.
In note 4 setting forth information by business segment, the adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This is the method used to assess the segment’s performance and ensure the comparability of the segment’s results with those of its competitors, mainly North-American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO and the replacement cost. This effect is presented in the adjustment items in note 4.
Downstream (Refining — Marketing)
Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel, fuel and heating oil and are produced by the Company’s refineries. The life cycle of petroleum products does not exceed two months on average. Crude oil costs include raw material and receipt costs. Refining costs principally include the crude oil costs, production costs (energy, labor, depreciation of producing assets) and allocation of production overhead (taxes, maintenance, insurance, etc.). Start-up costs and general administrative costs are excluded from the cost price of refined products.
Chemicals
Costs of chemicals products inventories consist of raw material costs, direct labor costs and an allocation of production overheads. Start-up costs and general administrative costs are excluded from the cost of inventories of chemicals products.
N.	TREASURY SHARES
Treasury shares of the parent company TOTAL S.A. held by its subsidiaries or itself are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.
O.	OTHER NON-CURRENT LIABILITIES
Non-current liabilities comprise liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigations and other risks.
A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made of the amount of the obligation. The amount of the liability corresponds to the best possible estimate.
P.	ASSET RETIREMENT OBLIGATIONS
Asset retirement obligations, which result from a legal or constructive obligation, are recognized on the basis of a reasonable estimate of their fair value, in the period in which the obligation arises.
The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the useful life of the associated fixed asset.
An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a discount rate that reflects the time value of money to the amount of the liability at the beginning of the period. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Q.	EMPLOYEE BENEFITS
In accordance with the laws and practices of each country, the Company participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.
These plans can either be defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Company instruments such as mutual funds, insurance contracts, and others.
For defined contribution plans, expenses correspond to the contributions paid.
Actuarial gains and losses may result from changes to the actuarial assumptions (based on new projections) used to calculate the projected commitment.
The Group applies the corridor method to amortize its actuarial losses and gains. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
In case of a change in or creation of a plan, the vested portion of the cost of past services is recorded immediately in the income statement, the unvested past services costs is amortized over the vesting period.
The net periodic pension cost is recognized as “Other operating expenses”.
R.	CONSOLIDATED STATEMENT OF CASH FLOWS
The consolidated statements of cash flows prepared in foreign currencies have been translated into euros using the average exchange rate of the period. Currency translation differences arising from the translation of assets and liabilities denominated in foreign currency into euros using exchange rates at the end of the period are shown in the statement of cash flows under “Effect of exchange rates and changes in reporting entity”. Therefore, the consolidated statement of cash flows will not agree with the figures derived from the consolidated balance sheet.
Cash and cash equivalents
Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of three months or less. Changes in bank overdrafts are included in cash provided by financing activities.
Non-current debt
Changes in non-current debt have been presented as the net variation to reflect significant changes mainly related to revolving credit agreements.
S.	EMISSION RIGHTS
In the absence of a current IFRS standard or interpretation on accounting for emission rights, the following principles have been applied:
—	Emission quotas issued free of charge are accounted for at zero book value.

—	Transactions that have been made on the market are recorded at cost.

—	The liabilities resulting from potential differences between available quotas and quotas to be delivered at the end of the compliance period are accounted for as a liability, at fair market value.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
T.	ALTERNATIVE IFRS METHODS
For measuring and recognizing assets and liabilities, the following choices among alternative methods have been made:
—	Tangible and intangible assets are measured using historical cost model instead of revaluation model,

—	Interest expenses incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as provided for under IAS 23 “Borrowing Costs”.

—	Actuarial gains and losses on pension and other post-employment benefit obligations are recognized according to the corridor method as from January 1, 2004 (see note 1Q).

—	Jointly-controlled companies are consolidated using the proportionate method, as provided for in IAS 31 “ Interests in Joint Ventures”.
2.	MAIN ACCOUNTING AND FINANCIAL INDICATORS — INFORMATION BY BUSINESS SEGMENT
The financial information for each business segment is reported in accordance with the Group internal reporting system used by the management to assess the financial performance and the allocation of resources.
Adjustment items
Due to their unusual nature or particular significance, certain transactions qualified as “special items” are monitored at Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.
Special items, together with the inventory valuation effect (described in Note 1 M) and portion of intangible assets amortization related to the Sanofi-Aventis merger, form the adjusting items. The detail of these adjusting items is presented in Note 4.
Performance indicators excluding the adjusting items, such as adjusted operating income, adjusted net operating income, adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Operating income (measure used to evaluate operating performance)
Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization Operating income excludes the amortization and depreciation of intangible assets other than leasehold rights, translation adjustments, and gains or losses on the sale of assets.
Net operating income (measure used to evaluate the return on capital employed)
Operating income after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income in affiliates, capitalized interest expenses), and after income taxes applicable to the above.
The income and expenses not included in net operating income which are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests).

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Capital employed
Non-current assets and working capital requirements, at replacement cost, net of deferred taxes and long-term liabilities.
ROACE (Return on Average Capital Employed)
Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.
Net debt
Long-term debt, including short-term portion, short-term borrowings, bank overdrafts less cash and cash equivalents and short-term investments.
3.	CHANGES IN THE GROUP STRUCTURE, MAIN 2004 ACQUISITIONS AND DIVESTITURES
Following the outcome of a combined offer by Sanofi-Synthélabo for Aventis shares in 2004, the merger via takeover of Aventis was approved by the extraordinary shareholders’ meeting of Sanofi-Aventis on December 23, 2004 and took effect on December 31, 2004.
The acquisition of Aventis by Sanofi-Synthélabo results in a dilution of the Group’s equity in the company. After deduction of Sanofi-Aventis’ own shares, the Group owns 13.25% of the capital of Sanofi-Aventis as of December 31, 2004 instead of 25.63% of the capital of Sanofi-Synthélabo as of December 31, 2003. The Company recorded a pre-tax gain of 2,844 M€(2,399 M€ net of applicable income tax) net of the purchase accounting entries recorded by Sanofi-Aventis.
Sanofi-Aventis is accounted for in the Group consolidated financial statements according to the equity method.
4.	BUSINESS SEGMENT INFORMATION
Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of the Company. The Company’s activities are conducted through three business segments : Upstream, Downstream and Chemicals.
•	The Upstream segment includes the exploration and production of hydrocarbons, gas, power and other energies activities.

•	The Downstream segment includes trading and shipping activities along with refining and marketing activities.

•	The Chemical segment includes Base Chemicals, Specialties and Arkema.
The Corporate segment includes the operating and financial activities of the holding companies as well as healthcare activities (Sanofi-Aventis).
The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.
Sales prices between business segments approximate market prices.
A.	2004 INFORMATION BY BUSINESS SEGMENT

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

					Inter-
2004	Upstream	Downstream	Chemicals	Corporate	company	Total

Non-Group sales	15,037	86,896	20,042	23		121,998
Intersegment sales	14,208	2,836	699	183	(17,926)	—
Excise taxes		(21,517)				(21,517)

Revenues from sales	29,245	68,215	20,741	206	(17,926)	100,481

Operating expenses	(13,213)	(63,524)	(18,738)	(524)	17,926	(78,073)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(3,188)	(1,053)	(1,450)	(31)		(5,722)

Operating income	12,844	3,638	553	(349)		16,686

Equity in income (loss) of affiliates and other items	148	95	(522)	3,477		3,198
Tax on net operating income	(7,281)	(1,131)	(53)	(152)		(8,617)

Net operating income	5,711	2,602	(22)	2,976		11,267

Net cost of net debt						(118)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(281)

Net income						10,868

2004					Inter-
(adjustments)(*)	Upstream	Downstream	Chemicals	Corporate	company	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses (1)	—	437	62	—		499
Depreciation, depletion and amortization of tangible assets and leasehold rights	—	(34)	(647)	—		(681)

Operating income	—	403	(585)	—		(182)

Equity in income (loss) of affiliates and other items	(172)	(3)	(499)	2,805		2,131
Tax on net operating income	24	(129)	295	(392)		(202)

Net operating income	(148)	271	(789)	2,413		1,747

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(10)

Net income						1,737

(*) adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.
(1) Of which inventory valuation effect
On operating income	—	487	232	—
On net operating income	—	349	157	—
(2) Of which equity share of amortization of intangible assets related to Sanofi-Aventis	—	—	—	(114)

2004					Inter-
(adjusted)	Upstream	Downstream	Chemicals	Corporate	company	Total

Non-Group sales	15,037	86,896	20,042	23		121,998
Intersegment sales	14,208	2,836	699	183	(17,926)	—
Excise taxes	—	(21,517)	—	—		(21,517)

Revenues from sales	29,245	68,215	20,741	206	(17,926)	100,481

Operating expenses	(13,213)	(63,961)	(18,800)	(524)	17,926	(78,572)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(3,188)	(1,019)	(803)	(31)		(5,041)

Operating income	12,844	3,235	1,138	(349)		16,868

Equity in income (loss) of affiliates and other items	320	98	(23)	672		1,067
Tax on net operating income	(7,305)	(1,002)	(348)	240		(8,415)

Net operating income	5,859	2,331	767	563		9,520

Net cost of net debt						(118)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(271)

Net income						9,131

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

					Inter-
2004	Upstream	Downstream	Chemicals	Corporate	company	Total

Expenditures	6,202	1,675	949	78		8,904
Divestitures at selling price	637	200	122	233		1,192
Cash flow from operating activities	10,347	3,269	600	446		14,662

ROACE as a percentage	36%	25%	9%			24%

Balance Sheet as of December 31, 2004

Plant, property and equipment, Intangible assets	24,249	7,466	6,146	221		38,082
Investments in equity affiliates	1,455	1,347	589	6,412		9,803
Other non-current assets	1,865	1,064	791	706		4,426
Working capital	(1,665)	3,870	3,436	134		5,775
Provisions and other long term liabilities	(9,624)	(2,347)	(2,610)	(1,702)		(16,283)

Capital Employed (Balance Sheet)	16,280	11,400	8,352	5,771		41,803

Less inventory valuation effect	—	(1,746)	(199)	404		(1,541)

Capital Employed	16,280	9,654	8,153	6,175		40,262

B.	RECONCILATION BETWEEN BUSINESS SEGMENT INFORMATION AND THE CONSOLIDATED INCOME STATEMENT
The table below reconciles the information presented above with the consolidated financial statements:

			Consolidated
		Adjusting	Income
2004	Adjusted	items	Statement

Sales	100,481	—	100,481
Purchases, net of inventory variation	(59,274)	718	(58,556)
Other operating expenses	(18,884)	(219)	(19,103)
Unsuccessful exploration costs	(414)	—	(414)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(5,041)	(681)	(5,722)

Operating income			—
Corporate	(349)	—	(349)
Business segments	17,217	(182)	17,035

Total operating income	16,868	(182)	16,686

Other income	105	3,034	3,139
Other expense	(557)	(640)	(1,197)
Cost of net debt	(165)	—	(165)
Other financial income	333	—	333
Other financial expense	(235)	—	(235)
Income taxes	(8,368)	(202)	(8,570)
Equity in income (loss) of affiliates	1,421	(263)	1,158

Consolidated net income	9,402	1,747	11,149

Group’s share	9,131	1,737	10,868
Minority interests	271	10	281

C.	ADJUSTMENT ITEMS BY BUSINESS SEGMENT
The adjustment items for operating income as per Note 2 are detailed as follows:

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Adjustments to operating income

	Upstream	Downstream	Chemicals	Corporate	Total

2004
Inventory valuation effect	—	487	232	—	719
Restructuring charges	—	(50)	(69)	—	(119)
Asset impairment charges	—	(34)	(647)	—	(681)
Others	—	—	(101)	—	(101)

TOTAL	—	403	(585)	—	(182)

Adjustments to net income

	Upstream	Downstream	Chemicals	Corporate	Total

2004
Inventory valuation effect	—	348	157	—	505
Restructuring charges	—	(31)	(112)	—	(143)
Asset impairment changes	(114)	(21)	(637)	—	(772)
Gains/(Losses) on sales of assets	—	—	—	53	53
Total’s equity of special items recorded by Sanofi-Aventis	—	—	—	2,399	2,399
Adjustment related to Sanofi-Aventis merger	—	—	—	(113)	(113)
Toulouse AZF plant explosion	—	—	(98)	—	(98)
Other items	(34)	(25)	(99)	64	(94)

TOTAL	(148)	271	(789)	2,403	1,737

5.	INFORMATION BY GEOGRAPHIC AREA

					Far East
		Rest of	North		and rest of
	France	Europe	America	Africa	the world	Total

Non-Group sales	17,139	46,616	17,986	6,114	34,143	121,998

Plant, property and equipment, intangible assets	5,724	13,859	3,096	7,322	8,081	38,082

Expenditures	2,125	2,060	762	2,004	1,953	8,904

6.	OPERATING EXPENSES

Year ended December 31,	2004

Purchases, net of inventory variation (1)	(58,556)
Unsuccessful exploration costs	(414)
Other operating expenses (2)	(19,789)
Non-current operating liabilities allowances (reversals)	711
Current operating liabilities allowances (reversals)	(25)

Operating expenses	(78,073)

(1)	Includes royalties paid on oil and gas production in the Upstream segment (see in particular the taxes paid to Middle East oil producing countries for the Group’ concessions as detailed in Note 30, « Other information »).

(2)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 25 « payroll and staff »).

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
7.	OTHER INCOME AND EXPENSES

As of December 31,	2004

Gain (loss) on sales of assets	3,139
Other gains	—

Total	3,139

Foreign exchange gains/(losses)	(75)
Amortization of other intangible assets	(473)
Toulouse AZF plant explosion	(150)
Other expenses	(499)

Total	(1,197)

The gain (loss) on sales of assets includes a pre-tax dilution gain on the Sanofi-Aventis merger of 2,969 M€.
In the Chemicals segment, the deterioration of the economic cycle generated impairment losses on intangible assets. As a consequence, an impairment loss of 201 million euros was recorded to adjust the carrying amount of the intangible assets to their recoverable amount.
In 2004, the account «Other expenses» is mainly comprised of pre-retirement and restructuring costs for an amount of 165 millions euros, and of provisions for various litigations for 82 million euros.
8.	OTHER FINANCIAL INCOME AND EXPENSE

As of December 31,	2004

Dividend income on non-consolidated companies	164
Capitalized financial expenses	35
Other	134
Other financial gains	333

Accretion of asset retirement obligation	(143)
Other	(92)
Other financial expenses	(235)

9.	INCOME TAXES
Since 1966, TOTAL and Elf have been taxed in accordance with the consolidated income tax treatment approved on a renewable basis by the French Ministry of Economy, Finance and Industry. The renewal of the agreement has been granted for the period 2002-2004 and requested for the period 2005-2007.
French income and foreign withholding taxes are not provided for the temporary differences between the financial statement carrying amount and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings of foreign subsidiaries considered to be reinvested indefinitely amounted to 16,958 M€ as of December 31, 2004. The determination of the tax effect relating to such reinvested income is not practicable.
In addition, no provision for income taxes has been made for approximately 12,519 M€ of unremitted earnings of the Company’s French subsidiaries in that the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Income tax is detailed as follows:

2004

Current income taxes	(7,666)
Deferred income taxes	(904)

Total income taxes	(8,570)

Before netting deferred tax assets and liabilities by fiscal entities, the components of deferred tax balances as of December 31, 2004 are as follows:

As of December 31,	2004

Net operating losses and tax carryforwards	933
Employee benefits	911
Other temporarily non-deductible provisions	2,343

Gross deferred tax assets	4,187

Valuation allowance	(342)

Net deferred tax assets	3,845

Excess tax over book depreciation	(6,774)

Other temporary tax deductions	(2,171)

Gross deferred tax liability	(8,945)

Net deferred tax liability	(5,100)

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31,	2004

Deferred tax assets, non current (Note 14 — Other non current assets )	1,233
Deferred tax assets, current (Note 16 — Accounts receivables & other current assets )	177
Deferred tax liabilities, non current (deferred tax)	(6,402)
Deferred tax liabilities, current (Note 21 — Other creditors and accrued liabilities )	(108)

Net amount	(5,100)

Reconciliation between provision for income taxes and pre-tax income

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

As of December 31,	2004

Net income	10,868
Minority interests	281
Provision for income taxes	8,570
Pre-tax income	19,719
French statutory tax rate	35.43%

Theoretical tax charge	(6,986)

Difference between French and foreign income tax rates	(2,742)
Tax effect of equity in income (loss) of affiliates	410
Permanent differences	758
Adjustments on prior years income tax	(44)
Adjustments on deferred tax related to tax rates variations	104
Change in valuation allowance	(71)
Others	1

Net provision for income tax	(8,570)

French statutory tax rate includes standard corporate tax rate (33.33%) and additional taxes applicable in 2004 that bring the overall tax rate to 35.43%.
Permanent differences are mainly due to goodwill amortization and to dividends from non-consolidated companies as well as the specific taxation rules applicable to some activities and within the consolidated income tax treatment.
Net operating losses and tax credit carry-forward:
Deferred tax assets related to net operating losses and tax carry forwards were available in various tax jurisdictions, expiring in the following years:

	2004
As of December 31,	Basis	Tax

2004
2005	291	122
2006	368	143
2007	180	76
2008	603	214
2009 and beyond	65	29
Unlimited	1,605	349

Total	3,112	933

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
10.	INTANGIBLE ASSETS

	2004
		Accumulated
As of December 31,	Cost	amortization	Net

Goodwill	2,261	(1,140)	1,121
Proved and unproved leaseholds rights	3,588	(2,198)	1,390
Other intangible assets	2,569	(1,904)	665
Total intangible assets	8,418	(5,242)	3,176
11.	PROPERTY, PLANT AND EQUIPMENT

	2004
		Accumulated
As of December 31,	Cost	depreciation	Net

Upstream properties
Proved properties	51,271	(33,720)	17,551
Unproved properties	134	(121)	13
Work in progress	4,192	5	4,197
Total upstream properties	55,597	(33,836)	21,761

Other property, plant and equipment
Land and preparation costs	1,556	(364)	1,192
Machinery, plant and equipment (including transportation equipment)	21,124	(15,190)	5,934
Buildings	6,063	(3,772)	2,291
Construction in progress	1,301	(4)	1,297
Other	7,787	(5,356)	2,431
Total other property, plant and equipment	37,831	(24,686)	13,145

Total property, plant and equipment	93,428	(58,522)	34,906
Property, plant and equipment presented below include the following amounts for facilities and equipment under financial leases that have been capitalized:

	2004
As of December 31,	Cost	Accumulated depreciation	Net

Machinery, plant, and equipment	570	(199)	371
Buildings	32	(23)	9
Total	602	(222)	380
Amortization expenses related to financial lease assets amounted to 37 million euros in 2004.
12.	EQUITY AFFILIATES: INVESTMENTS AND LOANS

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
As of December 31,

			2004
	2004	2004	equity in income
	% owned	equity value	(loss)

Sanofi-Aventis	13.25%	6,412	459
Cepsa	45.28%	1,791	315
NLNG	15.00%	468	158
Qatargas	10.00%	127	42
Qatar Petrochemical Company Ltd	20.00%	111	32
Gasoducto Gasandes Argentina	56.50%	112	6
Ocensa	15.20%	62	—
Total Tractebel Emirates Power Company	50.00%	62	4
Hidroneuquen Piedra del Aguila	41.30%	49	41
Abu Dhabi Gas Ind, Ltd	15.00%	46	—
Gas Invest SA	27.23%	45	(59)
Gasoducto Gasandes sa (Chili)	56.50%	32	2
Humber Power Ltd	40.00%	23	24
Gisco	10.00%	12	5
CFMH (1)	0.00%	—	35
Others	N/A	451	94
Investments		9,803	1,158
Loans		877
Total investments and loans		10,680
(1)	The investment in CFMH has been disposed of as of December 31, 2004.
The market value of the Group’s share in Cepsa and Sanofi-Aventis amounted to 3,639 million euros and 10,303 million euros respectively, as of December 31, 2004.
Cepsa
Condensed Balance Sheet as of December 31, 2004

Fixed assets	4,065	Shareholders' equity	3,645
Current assets	3,110	Long-term debts and other long-term liabilities	1,398
		Current debt and other short-term liabilities	2,132
Total	7,175	Total	7,175
Income Statement Information for the year ended December 31, 2004

Revenues	14,053
Consolidated net income	696

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Sanofi-Aventis
Condensed Balance Sheet as of December 31, 2004

Fixed assets	72,574	Shareholders’ equity	41,489
Current assets	11,869	Long-term debts and other long-term liabilities	27,972
		Current debt and other short-term liabilities	14,982
Total	84,443	Total	84,443
Income Statement information for the year ended December 31, 2004

Revenues	14,871
Consolidated net income	2,241
13.	OTHER INVESTMENTS

As of December 31,	2004
	Carrying	Contingent
	amounts	gain (loss)	Fair value

Santander Central Hispano (SCH)	93	55	148
Areva	69	53	122
Other publicly traded equity securities	7	—	7
Total publicly traded equity securities	169	108	277

BBPP	77	—	77
Wepec	52	—	52
Oman LNG LLC	6	—	6
BTC Limited	108	—	108
Other equity securities	678	—	678
Total other equity securities	921	—	921

Other investments	1,090	108	1,198
These investments belong to the category “Financial assets held for sales” (see Note 1-L)

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
14.	OTHER NON-CURRENT ASSETS

	2004
		Valuation
As of December 31,	Gross Value	allowance	Net

Deferred income tax assets	1,233		1,233
Loans and advances (1)	1,519	(607)	912
Others	206		206

Total	2,958	(607)	2,351

(1)	Excluding loans to affiliates.
15.	INVENTORIES

	2004
		Valuation
As of December 31,	Gross Value	allowance	Net

Crude oil and natural gas	2,514	—	2,514
Refined products	3,754	(16)	3,738
Chemical products	2,557	(172)	2,385
Other inventories	833	(206)	627
Total	9,658	(394)	9,264

16.	ACCOUNTS RECEIVABLE, PREPAID EXPENSES AND OTHER CURRENT ASSETS

	2004
		Valuation
As of December 31,	Gross Value	Allowance	Net Value

Accounts receivable	14,512	(487)	14,025

Other receivables	1,350	—	1,350
Recoverable taxes	1,892	—	1,892
Deferred income tax	178		178
Prepaid expenses	475	—	475
Other current assets	1,457	(38)	1,419
Prepaid expenses & other current assets	5,352	(38)	5,314

17.	SHAREHOLDERS’ EQUITY
NUMBER OF TOTAL SHARES

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Description
The Company’s common shares, par value of €10, are the only class of shares. Shares may be held in either bearer or registered form.
Each registered Share that is fully paid and registered in the name of the same shareholder for at least two years is granted a double voting right after such two-year period. Upon a capital increase by reclassification of retained earnings or additional paid-in surplus, profits or issuance premiums, a double voting right is granted to each registered Share allocated to a shareholder in consideration of Shares which already carry double voting rights. The double voting right is automatically canceled when the Share is converted into a bearer share or when the Share is transferred.
Under the Company’s statuts, the voting rights exercisable by a shareholder, directly, indirectly or by proxy, at any shareholders’ meeting are limited to 10% of the total number of voting rights attached to the Shares on the date of such shareholders’ meeting. This 10% limitation may be increased by taking into account double voting rights held directly or indirectly by the shareholder or by proxy, provided that the voting rights exercisable by a shareholder at any shareholders’ meeting may never exceed 20% of the total number of voting rights attached to the Shares.
These limitations on voting terminate automatically if any shareholder or group of shareholders acting in concert holds at least two-thirds of the Shares as a result of a tender offer for 100% of the Shares.
The authorized capital amounts to 1,069,761,134 shares as of December 31, 2004.

As of January 1, 2004		649,118,236
Shares issued in connection with:	Capital increase reserved for employees	3,434,830
	Exercise of share subscription options	950
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	2,335,024
Cancellation of shares (1)		(19,873,932)

As of December 31, 2004 (2)		635,015,108

(1)	Decided by the Board of Directors on November 9, 2004

(2)	Including 39,072,487 treasury shares deducted from consolidated shareholders’ equity
The change in the weighted-average number of diluted shares used in the calculation of earnings per share is detailed as follows:

Number of shares as of January 1,	649,118,236

Number of shares issued during the year (pro rated)
*Capital increase reserved for employees	2,289,887
*Exercise of subscription options Total share	192
*Exercise of purchase options Total share	400,726
*Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	1,236,449
*Conversion of US warrants	0
*TOTAL shares held by subsidiaries and deducted from shareholders’ equity	(48,842,760)

Weighted-average number of shares	604,202,730

Dilutive effect	2,388,939
Weighted-average number of diluted shares	606,591,669

CAPITAL INCREASE RESERVED FOR COMPANY EMPLOYEES

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
At the Ordinary and Extraordinary Shareholders’ Meeting held on May 7, 2002, the shareholders authorized, for a maximum five-year period, the Board of Directors to increase the capital of the Company by an amount not exceeding 3% of the share capital at the date of issue of the new shares, reserving subscriptions to such increase for company employees.
Pursuant to this authorization, the Board of Directors, during its November 6, 2003 meeting, implemented a first capital increase reserved for employees within the limit of 6 million shares at a price of 107.90 euros. The subscription period ran from March 22, to April 9, 2004: 3,434,830 shares were subscribed.
SHARE CANCELLATION
Pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 7, 2002 authorizing reduction of capital by cancellation of shares held by the company within the limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on November 9, 2004 to cancel 19,873,932 shares at an average price of 154.73 euros per share, with effect on November 20, 2004.
TREASURY SHARES (SHARES HELD BY THE PARENT COMPANY TOTAL S.A.)
As of December 31, 2004, TOTAL S.A. held 13,989,670 of its own shares, representing 2.20% of its share capital, detailed as follows:
•	9,633,602 shares allocated to covering share purchase option plans for Company employees;

•	4,356,068 shares purchased for cancellation on November and December 2004 pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 14, 2004.
These shares are deducted from the consolidated shareholders’ equity.
TOTAL SHARES HELD BY THE GROUP SUBSIDIARIES
As of December 31, 2004, TOTAL S.A. held indirectly through its subsidiaries 25,082,817 of its own shares, representing 3.95 % of its share capital, detailed as follows:
—	505,918 shares held by a consolidated subsidiary, TOTAL Nucléaire, indirectly controlled by TOTAL S.A.;
—	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval (according to the agreement entered into on September 12, 1999 between Totalfina and Elf Aquitaine, Elf Aquitaine committed on behalf of these subsidiaries to tender to the public exchange offer initiated by Totalfina the 3,798,000, 702,000 and 12,315,760 Elf Aquitaine shares respectively owned by these subsidiaries at that date; consequently, these subsidiaries received respectively 5,550,926, 1,026,000 and 17,999,973 TOTAL shares).
These shares are deducted from consolidated shareholders’ equity.
DIVIDEND PER SHARE
During the year 2004, TOTAL paid a dividend of 4.70 euros per share for fiscal year 2003, as well as an interim dividend of 2.40 euros per share for fiscal year 2004.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
18.	EMPLOYEE BENEFITS OBLIGATIONS
Provisions for employee benefits obligations consist of the following as of December 31, 2004:

2004

Pension benefits liability	2,654
Other benefits liability	666
Restructuring reserves	287

Total	3,607

The fair value of Benefits Obligation and Plan Assets in the consolidated financial statements as of December 31, 2004 is detailed as follows:

	Pension benefits		Other benefits

Change in benefit obligation

— Benefit obligation at beginning of year	7,797		582
— Service cost	141		10
— Interest cost	414		31
— Curtailments	(1)		—
— Settlements	(133)		—
— Special termination benefits	10		—
— Plan participants’ contributions	15		—
— Benefits paid	(407)		(42)
— Plan Amendments	76		65
— Actuarial loss (gain)	260		33
— Translation adjustment and other	(55)		(4)
Benefit obligation at end of year	8,117		675

Change in fair value of Plan Assets

— Fair value of plan assets at beginning of year	(5,026)		—
— Actual return on plan assets	(455)		—
— Settlements	165		—
— Plan participants’ contributions	(15)		—
— Employer contributions	(414	)(1)	—
— Benefits paid	319		—

— Foreign currency translation and other	64		—

Fair value of plan assets at end of year	(5,362)		—

Unfunded status	2,755		675
— Unrecognized prior service cost	(98)		37

— Unrecognized actuarial (losses) gains	(127)		(46)

— Minimum Liability Adjustment (MLA)(1)			—

Net amount recognized	2,530		666

— Accrued benefit cost	2,654		666
— Prepaid benefit cost	(124)		—

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

(1)	The Group covered certain employee pension benefit plans through insurance companies for an amount of 272 million euros in 2004.

The Accumulated Benefit Obligation for all benefit plans was 7,435 million euros as of December 31, 2004.
The Group expects to contribute 152 million euros to its pension plans in 2005.

Estimated future payments	Pension benefits	Other pension benefits

2005	411	42
2006	417	43
2007	439	43
2008	445	43
2009	459	43
2010-2014	2,493	217

Pension benefits
Asset allocation as of December 31,	2004

Equities	44%
Debt securities	50%
Monetary	3%
Real Estate	3%

Assumptions used to determine benefits	Pension benefits	Other benefits
obligations as of December 31,	2004	2004

Discount rate	5.12%	5.28%
Average expected rate of salary increase	3.66%	—
Expected rate of healthcare inflation :
— Initial rate	—	5.70%
— Ultimate rate	—	4.15%

Assumptions used to determine the net
periodic benefit (charge) income as of	Pension benefits	Other benefits
December 31,	2004	2004

Discount rate	5.41%	5.83%
Average expected rate of salary increase	3.74%	—
Expected return on plan assets	6.96%	—
Expected rate of healthcare inflation :
— Initial rate	—	6.37%
— Ultimate rate	—	3.83%

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
The components of the 2004 net periodic benefit cost (income) are:

	Pension benefits	Other benefits
	2004	2004

Service cost	141	10
Interest cost	414	31
Expected return on plan assets	(348)	—
Amortization of transition obligation (asset)	—
Amortization of prior service cost	29	55
Amortization of actuarial losses (gains)	14
Curtailments		—
Settlements	39	—
Special termination benefits	10	—

Net periodic benefit charge (income)	299	96

The assumptions for changes in healthcare costs have a significant impact on the valuations of commitments for coverage of medical expenses. A positive or negative change of one-percentage-point in the healthcare inflation rate would have approximately the following impact:

	1 % point	1 % point
	increase	decrease

Benefit Obligation as of December 31, 2004	66	(54)
Net periodic (charge) income	9	(5)

The pension plans for which the Accumulated Benefit Obligation is higher than the fair value of plan assets are detailed as follows as of December 31, 2004:

2004

Accumulated Benefit Obligation	5,978
Projected Benefit Obligation	6,399
Fair value of Plan Assets	(3,634)

19.	OTHER NON-CURRENT LIABILITIES

As of December 31,	2004

Litigations and accrued penalty claims	521
Provisions for environmental contingencies	627
Asset retirement obligations	3,334
Other	1,507
Deposits received	285
Total	6,274

The “Other” heading includes namely:
—	the contingency reserve related to the Toulouse AZF plant explosion (civil liability) for an amount of 110 million euros as of December 31, 2004.

—	provisions related to activity restructuring in the Chemicals segment for an amount of 159 million euros as of December 31, 2004.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Allowance of the period (1,192 million euros) include mainly:
—	an additional allowance of the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), for an amount of 150 million euros,
—	environmental contingencies in the Chemicals segment for 104 million euros.
The principal reversals of the period (1,268 million euros) are related to the incurred expenses and included notably:
—	the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for an amount of (316) million euros,
—	provisions for restructuring and social plans for (136) million euros.
     20. FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS
     A. NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

As of December 31, 2004	Secured	Unsecured	Total

Non-current financial debt	466	10,823	11,289

Hedging instruments of non current financial debt (1)	0	(1,516)	(1,516)

Non-current financial debt — net of hedging instruments	466	9,307	9,773

Debenture loans, net of hedging instruments	0	8,251	8,251

Bank and other, fixed rate	137	772	909

Bank and other, floating rate	4	284	288

Financial lease obligations	325	0	325

Non-current financial debt — net of hedging instruments	466	9,307	9,773

(1)	See the description of these hedging instruments in Accounting Principles (Note 1 L — iii “Long-term financing”).

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Fair value of debenture loans, as of December 31, 2004, after taking into account hedged currency and interest rates swaps can be detailed as follows:

		Fair value after
		hedging
		instruments, as
	Year of	of December 31,		Repayment	Initial rate before
	emission	2004	Currency	schedule	hedging instruments

Parent company
Bond	1995	72	FRF	2005	8.200%
Bond (single coupon)	1995	136	FRF	2005	7.620%
Bond	1995	58	FRF	2005	7.500%
Bond	1996	145	FRF	2006	6.900%
Bond	1996	350	FRF	2008	6.750%
Bond	1997	73	FRF	2007	5.030%
Bond	1997	61	ESP	2007	6.800%
Bond	1997	128	FRF	2009	6.200%
Bond	1998	28	FRF	2008	Pibor 3 months +0.38%
Bond	1998	122	FRF	2009	5.125%
Bond	1998	124	FRF	2013	5.000%
Bond	1999	239	EUR	2006	3.875%
Bond	1999	141	CHF	2005	3.250%
Bond	2000	93	CHF	2006	3.500%
Bond	2000	176	GBP	2005	6.875%
Bond	2000	167	EUR	2005	5.375%
Bond	2000	320	EUR	2005	5.750%
Bond	2000	65	EUR	2010	5.650%
Bond	2000	367	USD	2005	7.000%
Short-term portion (less than one year)		(1 433)
Total parent company		1 432

ELF AQUITAINE SA
Elf Aquitaine SA
Bond 1999		999	EUR	2009	4.500%
Short-term portion (less than one year)		—
Total Elf Aquitaine SA		999

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

		Fair value after
		hedging
		instruments, as
	Year of	of December 31,		Repayment	Initial rate before
	emission	2004	Currency	schedule	hedging instruments

TOTAL CAPITAL

Bond	2002	269	CHF	2007	3.000%

Bond	2002	55	USD	2007	4.740%

Bond	2002	221	USD	2007	5.125%

Bond	2002	15	USD	2012	5.890%

Bond	2002	178	CHF	2007	3.000%

Bond	2002	184	USD	2007	4.750%

Bond	2002	37	USD	2007	LIBOR USD 3 months +0.06%

Bond	2002	37	USD	2007	LIBOR USD 3 months +0.065%

Bond	2002	169	GBP	2007	5.000%

Bond	2002	98	CHF	2007	2.500%

Bond	2002	100	GBP	2007	5.000%

Bond	2003	59	GBP	2007	5.000%

Bond	2003	45	AUD	2008	5.000%

Bond	2003	391	EUR	2008	3.500%

Bond	2003	48	CAD	2008	4.250%

Bond	2003	22	USD	2013	4.500%

Bond	2003	184	USD	2008	3.250%

Bond	2003	42	AUD	2008	5.000%

Bond	2003	79	EUR	2008	3.500%

Bond	2003	123	EUR	2008	3.500%

Bond	2003	160	CHF	2008	2.000%

Bond	2003	157	CHF	2009	2.385%

Bond	2003	107	CHF	2008	2.000%

Bond	2003	53	AUD	2009	6.250%

Bond	2003-2004	407	USD	2009	3.500%

Bond	2003	170	CHF	2010	2.375%

Bond	2004	342	GBP	2010	4.875%

Bond	2004	120	CHF	2010	2.385%

Bond	2004	467	EUR	2010	3.750%

Bond	2004	58	AUD	2009	6.000%

Bond	2004	28	AUD	2009	6.000%

Bond	2004	135	GBP	2010	4.875%

Bond	2004	56	AUD	2011	5.750%

Bond	2004	57	CAD	2010	4.000%

Bond	2004	196	GBP	2010	4.875%

Bond	2004	37	USD	2008	3.250%

Bond	2004	37	USD	2008	3.250%

Bond	2004	88	GBP	2007	5.000%

Bond	2004	73	USD	2008	3.250%

Bond	2004	114	CAD	2011	4.875%

Bond	2004	222	USD	2011	4.125%

Bond	2004	50	NZD	2014	6.750%

Bond	2004	74	USD	2011	4.125%

Bond	2004	123	CHF	2012	2.375%

Total TOTAL CAPITAL		5,687

Other consolidated subsidiaries		133
TOTAL GROUP		8,251

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Loan repayment schedule (excluding current portion)

		Currency and	Non-current
	Non-current	interest rate	financial debt -
As of December 31,	financial debt	swaps	after swaps	%

2006	840	(139)	701	7%
2007	2422	(473)	1 949	20%
2008	2241	(398)	1 843	19%
2009	2376	(232)	2 144	22%
2010 and beyond	3410	(274)	3 136	32%

Total	11,289	(1,516)	9,773	100%

Analysis by currency and interest rate
These analyses take into account interest rate and foreign currency swaps to hedge non-current debt.

As of December 31, 2004		%

US Dollar	7,896	81%
Euro	1,547	16%
Other currency	330	3%

Total	9,773	100%

As of December 31, 2004		%

Fixed rates	696	7%
Floating rates	9,077	93%

Total	9,773	100%

Impact on net income
The amount of the cost of net debt after hedging instruments is disclosed in the consolidated statement of income under “Cost of net debt”.
The effective interest rate resulting from the cost of net debt approximates market conditions for short-term debt. This effective rate may differ substantially from the interest rate of long-term loans as disclosed above, as the hedging instruments of interest rates are swaps that convert Group financing conditions to short-term market conditions (3-month average).
The 2004 expense for hedging instruments on debenture loans amounts to 12 million euros after tax.
Credit lines
As of December 31, 2004, the Group had an amount of 7,841 million USD of long-term confirmed lines of credit, of which 7,233 million USD were not used.
These facilities are primarily contracted with international banks for periods initially extending up to 14 years (with an average maturity of approximately 5.2 years). Interest on borrowings under these agreements is based on prevailing money market rates. In addition, the credit lines are subject to various commitment fees on the unused portions.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
     B. CURRENT BORROWING, BANK OVERDRAFTS AND RELATED FINANCIAL INSTRUMENTS
Short-term borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31,

Current financial debt and bank overdrafts	1,385
Current portion of non-current financial debt	2,229

Current borrowings and bank overdrafts	3,614

Current financial instruments — liabilities (Note 27)	343

Current portion of financial instruments for interest rate swaps	(440)
Other financial instruments	(37)

Current financial instruments — assets (Note 27)	(477)

Changes in the value of current financial instruments are, in accordance with the methods described in Note 1 L, recognized in the net income of the period under “Cost of net debt”, except for instruments qualified as net investment hedge, which are recognized directly in shareholders’ equity, for an amount of (23) million euros as of December 31, 2004.
     21. OTHER CREDITORS AND ACCRUED LIABILITIES

As of December 31,	2004

Advances from customers (including advances from related parties)	881
Accruals and deferred income	319
Payable to states (including taxes and duties)	6,461
Payroll	940
Other	2,547

Total	11,148

     22. LEASE CONTRACTS
The Company leases real estate, service stations, ships, and other equipment (Note 11).

The future minimum lease payments on operating and financial leases to which the Company is committed as of December 31, 2004 are shown as follows:

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

	Operating lease	Financial lease

2005	203	52
2006	169	47
2007	116	44
2008	105	46
2009	68	39
2010 and beyond	327	231
Total minimum payments	988	459
Less financial expenses		(104)
Nominal value of contract		355
Less current portion of the financial lease		(30)

Outstanding liability	—	325

     Net rental expense incurred under operating leases for the year ended December 31, 2004 was 244 million euros.
23.	COMMITMENTS AND CONTINGENCIES

	Maturity and instalments of payments
		Less than 1	Between 1 and	More than 5
As of December 31,	Total	year	5 years	years

Excise taxes payment given	2,892	2,668	48	176
Collateral given against borrowings	454	5	150	299
Other commitments given	2,462	1,165	568	729
Total commitments given	5,808	3,838	766	1,204

Mortgages and liens received	196	9	124	63
Other commitments received	1,169	588	310	271
Total commitments received	1,365	597	434	334

The information regarding contractual obligations linked to long-term indebtedness and credit facilities is presented in Note 20 “Financial debt” ; the information regarding operating and financial leases are presented in Note 22 “Lease contracts”.
EXCISE TAXES PAYMENT GIVEN
Guarantees given on customs duties, which amount to 2,892 million euros as of December 31, 2004, mainly consist of guarantees given to other major oil and gas companies in order to comply with French tax authorities’ requirements for oil and gas importation in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.
COLLATERAL GIVEN AGAINST BORROWINGS
The Group guarantees bank debt and finance lease obligations of certain unconsolidated affiliates. Expiration dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. The amount of these guarantees total approximately 454 million euros as of December 31, 2004 for debt guarantees with maturities up to 2019.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
OTHER COMMITMENTS GIVEN
Non-consolidated subsidiaries
The Group also guarantees the current liabilities of some of non-consolidated affiliates. Performance under these guarantees would be triggered by a financial default of the entity. At year-end 2004, the total amount of these guarantees is estimated to be 80 million euros.
Indemnities
In the ordinary course of business, the Group executes contracts involving standard indemnities in the industry and indemnifications specific to a transaction such as sale of a business. These indemnifications might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnifications. The amount of guarantees related to business sales is estimated at 296 million euros. They mainly consist of the guarantees given for the inks division sale in 1999, the Elf Antargaz sale in 2001 and the sale of the Paints business in 2003.
Other guarantees
As part of normal ongoing business operations and consistent with generally and accepted recognized industry practice, the Group enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes or for regulatory purposes and for other operating agreements. As of December 31, 2004, these other commitments include guarantees given to customers or suppliers for 618 million euros, guarantees on documentary letters of credit for 816 million euros and other operating commitments for 652 million euros.
Similar to the business practice of all oil and gas companies for development of gas fields, the Group is involved in long-term sale agreements on quantities of natural gas. The price of these contracts is indexed on prices of petroleum products and other forms of energy.
24.	SHARE BASED PAYMENTS
A.	TOTAL SHARE SUBSCRIPTION PLANS

	1996 Plan (1)	2003 Plan (2)	2004 Plan (3)	Total

Exercise price (in euros)	59.76	133.20	159.40
Expiration date	12/11/2002	07/16/2011	07/20/2012

Options				—

Exercisable as of January 1, 2002	449,881			449,881
Granted	0
Cancelled	(2,700)			(2,700)
Exercised	(447,181)			(447,181)

Exercisable as of January 1, 2003
Granted		2,935,306		2,935,306
Cancelled
Exercised

Exercisable as of January 1, 2004		2,935,306		2,935,306

Granted			3,365,630	3,365,630
Cancelled		(2,100)	(12,000)	(14,100)
Exercised		(950)		(950)

Exercisable as of December 31, 2004		2,932,256	3,353,630	6,285,886

(1)	Grants decided by the Board of Directors on December 11, 1996 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on June 4, 1996. The options are exercisable only after a 3-year period from the date the option is granted to the individual employee and must be exercised within 6 years from the date of grant.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

(2)	Grants decided by the Board of Directors on July 16, 2003 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after a 2-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date . Underlying shares may not be sold for 4 years from the date of grant.

(3)	Grants decided by the Board of Directors on July 20, 2004 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on May 14, 2004. The options are exercisable only after a 2-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date . Underlying shares may not be sold for 4 years from the date of grant.
B.	TOTAL SHARE PURCHASE PLAN

	1998 Plan (1)	1999 Plan (2)	2000 Plan (3)	2001 Plan (4)	2002 Plan (5)	Total

Exercise price (in euros)	93.76	113.00	162.70	168.20	158.30
Expiration date	03/17/2006	06/15/2007	07/11/2008	07/10/2009	07/09/2010

Number of options

Outstanding as of January 1, 2002	905,980	1,469,617	2,417,595	2,692,475	—	7,485,667
Granted	—	—	—	4,000	2,870,850	2,874,850
Cancelled	(900)	(1,800)	(2,950)	(9,200)	(1,000)	(15,850)
Exercised	(4200)	(11850)	—	—	—	(16050)

Outstanding as of January 1, 2003	900,880	1,455,967	2,414,645	2,687,275	2,869,850	10,328,617
Granted	—	—	—	—	—	—
Cancelled	—	(5100)	(5600)	(3650)	(6650)	(21000)
Exercised	(178342)	(44250)	—	—	—	(222592)

Outstanding as of January 1, 2004	722,538	1,406,617	2,409,045	2,683,625	2,863,200	10,085,025

Granted	—	—	—	—	—	—
Cancelled	—	—	(1300)	(2700)	(800)	(4800)
Exercised	(333526)	(380088)	(1300)	—	(772)	(715686)

Outstanding as of December 31, 2004	389,012	1,026,529	2,406,445	2,680,925	2,861,628	9,364,539

(1)	Grants decided by the Board of Directors on March 17, 1998 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 5-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date.

(2)	Grants decided by the Board of Directors on June 15, 1999 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 5-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date

(3)	Grants decided by the Board of Directors on July 11, 2000 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 4-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for 5 years from the date of grant.

(4)	Grants decided by the Board of Directors on July 10, 2001 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after January 1, 2005 and must be exercised within 8 years from the date of grant. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for 4 years from the date of grant.

(5)	Grants decided by the Board of Directors on July 9, 2002 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after a 2-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. Underlying shares may not be sold for 4 years from the date of grant.
C.	EXCHANGE GARANTEE GRANTED TO THE HOLDERS OF ELF AQUITAINE SHARE SUBSCRIPTION OPTIONS

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Pursuant to the public exchange offer for Elf Aquitaine shares which was made in 1999, the Company made a commitment to guarantee the holders of Elf Aquitaine share subscription options, at the end of the period referred to in Article 163 C of the French Tax Code (CGI), and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TOTAL shares, on the basis of the exchange ratio of the offer (19 TOTAL shares for 13 Elf Aquitaine shares). As of December 31, 2004, a maximum of 987,066 Elf Aquitaine shares, either outstanding or to be created, were covered by this guarantee, as follows:

		1999 Plan	1999 Plan
Elf Aquitaine share subscription plans	1998 Plan	n°1	n°2	M T I Plan(1)	Total

Exercise price (in euros)	105.95	115.60	171.60	105.95
Expiration date	03/31/2005	03/30/2009	09/12/2009	03/31/2005

Outstanding options as of December 31, 2004	237,105	436,965	57,600	222,185	953,855

Outstanding Elf Aquitaine shares covered by the exchange garantee as of December 31, 2004	11,051	5,765	—	16,395	33,211

Total of Elf Aquitaine shares, either outstanding or to be created, covered by the exchange garantee for TOTAL shares as of December 31, 2004	248,156	442,730	57,600	238,580	987,066

(1)	Medium-Term Incentive (MTI) plan granted by Elf Aquitaine’s Board of Directors on April 1, 1998, provided that performance objectives were met by Elf Aquitaine for the 1998, 1999, 2000, 2001, and 2002 accounting periods .
Thus, as of December 31, 2004, a total of 1,442,634 shares of the Company were likely to be created within the scope of the application of this exchange guarantee.
D.	SHARE-BASED PAYMENT EXPENSES
Share-based payment expenses for the year 2004 amounts to 138 million euros and could be broken down as follow:
—	118 million euros for share subscription and share purchase plans,

—	20 million euros for capital increase reserved for employees (Note 17).
The fair value of the options granted in 2004 has been valued according to the Black & Scholes method and based on the following hypothesis:

2004
Risk free interest rate (%)	3.8
Expected dividends (%)	3.0
Expected volatility (%)	22
Delay before expiration (years)	2.0
Options useful life (years)	8.0
Weighted-average fair value of the granted shares (€)	31.1
The expected volatility is based on the implied volatility of TOTAL share options and share indice options traded on the markets.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
25.	PAYROLL AND STAFF

For the year ended December 31,	2004

PERSONNEL EXPENSES
Wages and salaries (including social charges) (in millions of euros)	6,107

GROUP EMPLOYEES
France
• Management	11,338
• Other	37,836
International
• Management	14,891
• Other	47,336

Total	111,401

Number of employees includes only the employees of consolidated subsidiaries.
26.	STATEMENT OF CASH FLOWS
Non-current debt
Changes in non-current debt have been presented as the net variation to reflect significant changes mainly related to revolving credit agreements. The detailed analysis is as follows:

For the year ended December 31,	2004

Issuance of long-term debt	2,801
Repayment of long-term debt	(552)

Net amount	2,249

Changes in working capital
For the year ended December 31,	2004

Inventories	(1,620)
Accounts receivables	(1,900)
Other current assets	(950)
Accounts payable	1,791
Other creditors and accrued liabilities	2,426

Net amount	(253)

Additional information on operating cash flow
Paid interests	882
Received interest	567
Income tax on cashed out profits	4,376
Received dividends	762
Non-cash investing activities
Cash flow used in investing activities includes an amount of 276 million euros related to the termination of cross-shareholdings agreements with Gaz de France in Gaz du Sud-Ouest (GSO) and Compagnie Française du Méthane (CFM), cashed out on January 3, 2005.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
27.	FAIR VALUE OF FINANCIAL INSTRUMENTS
A.	FINANCIAL INSTRUMENTS NOT RELATED TO COMMODITY CONTRACTS
The difference between the carrying amount in the balance sheet and the fair value of financial instruments is as follows:

As of December 31,	2004

	Carrying
Assets/(Liabilities)	amount	Fair Value

Publicly traded equity securities	277	277
Other equity securities	921	921

Other investments (Note 13)	1,198	1,198

Loans and advances (Note 14)	912	912

Debenture loans (non current portion, before swaps) (1)	(9,727)	(9,727)
Issue swaps and swaps hedging debenture loans (2)	1,476	1,476

Debenture loans after swaps (non current portion) (Note 20 A)	(8,251)	(8,251)

Bank and other loans, before swaps (non current portion) — floating rate (1)	(949)	(962)
Non-current currency and interest rate swaps hedging bank loans (2)	40	40

Bank and other loans, after swaps — floating rate (non current portion) (Note	(909)	(922)

Bank and other loans (non current portion ) — fixed rate (1) (Note 20 A)	(288)	(274)

Financial lease obligations (non current portion) (1) (Notes 20A and 22)	(325)	(325)

Debenture loans (current portion, before swaps)	(1,873)	(1,873)
Bank and other loans (except financial lease obligations)	(766)	(766)
Financial lease obligations (current portion) (Note 22)	(30)	(30)
Issue swaps and swaps hedging debenture loans (less than one year)	440	440

Current portion of non non-current financial debt (Note 20 B)	(2,229)	(2,229)

Other interest rates swaps — assets	20	20
Currency swaps and forward exchange contracts — assets (3)	17	17

Current financial instruments held for trading — assets (Note 20 B)	37	37

Other interest rates swaps — liabilities	(9)	(9)
Currency swaps and forward exchange contracts — liabilities (3)	(334)	(334)

Current financial instruments held for trading — liabilities (No te 20 B)	(343)	(343)

Total	(10,198)	(10,197)

Total of fair value not recognized in the balance sheet		1

1)	Included in “Non-current financial debt” in Note 20 A.

2)	Included in “hedging instruments of non-current financial debt” in Note 20 A.

3)	Currency swaps are used to manage Total current position to be able to borrow or to invest on markets other than the euro market. Therefore their market values, when significant, are compensated by the value of the current financial loans and debts to which they relate.
The classification by strategy and the notional amount of the derivative instruments included in the table above is as follows:

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

As of December 31, 2004		Notional amount (1)
								2010
	Fair							and
Assets/(liabilities)	value	Total	2005	2006	2007	2008	2009	after

Financial instruments hedging non- current financial debt

Issue swaps and swaps hedging debenture issues — non-current	1,476	8,057	—	474	1,599	1,698	1,948	2,338

Non-current currency and interest rate swaps hedging bank loans	40	105	37	2	66	—	—	40

Issue swaps and swaps hedging debenture issues — less than one year	440	1,433	1,433	—	—	—	—	—

Financial instruments hedging net investment	—	—

Financial instruments held for trading

Other interest rate swaps — assets	20	9,947
Other interest rate swaps — liabilities	(9)	7,090

Other swaps — assets and liabilities	11	17,037	17,031	1	—	—	—	5

Currency swaps and forward exchange contracts — assets	17	1,809
Currency swaps and forward exchange contracts — liabilities	(334)	8,838

Currency swaps and forward exchange contracts — assets and liabilities	(317)	10,647	10,276	111	28	16	16	200

(1)	These amounts set the levels of notional involvement by the Company and are not indicative of an unrealized gain or loss.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
B.	FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS
These financial instruments are recognized at their fair value under the Payables or Receivables headings, depending whether they are assets or liabilities.

As of December 31,	2004

	Notional value	Notional value	Carrying
Assets / (Liabilities)	— assets(1)	— liabilities(1)	amount	Fair Value

products and freight rates
* Petroleum products and crude oil swaps (2)	3,454	3,778	36	36
* Forward freight agreements	29	71	0	0
* Forwards	233	882	0	0
* Options(3)	2,712	2,162	9	9
* Futures(4)	536	914	0	0
* Options on futures(3)	199	228	0	0

Total — Commodities instruments on crude oil, petroleum products and freight rates			45	45

Commodities instruments on natural gas and power
* Swaps(2)	140	240	(1)	(1)
* Forwards	4,568	5,227	(272)	(272)
* Options(3)	35	22	0	0
* Futures(4)	17	8	0	0

Total — Commodities instruments on natural gas and power			(273)	(273)

Total			(228)	(228)

Total of fair value not recognized in the balance sheet				0

(1)	These amounts set the levels of notional involvement by the Company and are not indicative of an unrealized gain or loss.

(2)	Swaps (including “Contracts for differences”): the “purchases/sales” columns correspond to receive-fixed and pay-fixed swaps.

(3)	Options: the “purchases/sales” columns correspond to the nominal value of options (calls or puts) purchased and sold, valued based on the strike price.

(4)	Futures: the “purchases/sales” columns correspond to the net purchasing/selling positions, valued based on the closing rate on the organized exchange market.
Contracts on crude oil and petroleum products have been primarily entered into for a short-term (less than one year).
The amount of fair value disclosed above does not include the fair value of spot or term contracts with physical delivery and price established on the basis of quotations of published market indexes.
Consequently, it is not representative of the profit and loss of the trading activity, which must be analyzed in reference to the risk management strategy described in Notes 1 L and 28 A.
28.	MARKET RISKS
A.	OIL AND GAS MARKET RELATED RISKS
Due to the nature of its business, the Company has a significant involvement in oil and gas trading as part of its normal operations in order to attempt to optimize revenues from its crude oil and gas production and obtain favorable pricing for supplies for its refineries.
In its international trading activities, the Company follows a policy of not selling its future oil and gas production for future delivery.
In connection with its international trading activities, the Company, like most other oil companies, uses energy derivative instruments to adjust its exposure to prices fluctuations of crude oil, refined

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
products, natural gas and power. Furthermore, the Group uses freight-rate derivative contracts in its Shipping activity in order to adjust its exposure to freight-rate fluctuations. In order to hedge against this risk, the Company uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets.
To measure market risks related to the prices of oil and gas products, the Company uses a “value at risk” method. Under this method, for the Company’s crude oil and refined products trading activities, there is a 97.5% probability that unfavorable daily market variations would result in a loss of less than 6.4 M€ per day, based on positions as of December 31, 2004. Over the year 2004, the average value at risk was 7.8 M€, the low value at risk was 3.9 M€, the high value at risk was 11.8 M€.
As part of its natural gas trading activity, the Company also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. Under the Company’s value at risk analysis based on the model described above, there is a 97.5% probability that unfavorable daily market variations would result in a loss of less than 4.4 M€ per day, based on positions as of December 31, 2004.
Over the year 2004, the average value at risk was 2.5 M€, the low value at risk was 1.0 M€, the high value at risk was 5.7 M€.
The Company has implemented strict policies and procedures to manage and monitor these market risks. Trading and financial controls are carried out separately and an integrated information system enables real-time monitoring of trading activities. Limits on trading positions are approved by the Company’s Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy consumers and financial institutions. The Company has established limits for each counterparty, and outstanding amounts for each counterparty are monitored on a regular basis.
B.	FINANCIAL MARKETS RELATED RISKS
Within its financing and cash management activities, the Company uses derivative instruments in order to manage its exposure to changes in interest rates and foreign exchange rates. This includes mainly interest rates and currency swaps. The Group might also use on an occasional basis futures, caps, floors and options contracts. The current operations and their accounting treatment are detailed in notes 1 L, 20 and 27.
Risks relative to cash management activities and to interest rate and foreign exchange financial instruments are managed in accordance with rules set by the Company’s Management. Liquidity positions and the management of financial instruments are centralized in the Treasury Department. Cash management activities are organized into a specialized department for operations on financial markets. The “Financial Control” Department handles the daily monitoring of limits and positions and validates results. It values financial instruments and, if necessary, performs sensitivity analysis.
Management of currency exposure
The Group seeks to minimize the currency exposure of each exposed entity by reference to its functional currency (primarily the euro, U.S. dollars, pounds sterling, and Norwegian krone).
For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and in some cases on the forward market. The Company rarely hedges estimated flows and, in this case, may use options.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
With respect to currency exposure linked to long-term assets in foreign currencies, the Company has a hedging policy which results in reducing the associated currency exposure by financing in the same currency. Long-term currency debt then partially compensates the economic exposure generated.
Short-term net currency exposure is periodically monitored with limits set by the Company’s Management. The Group’s treasury department manages this currency exposure and centralizes borrowing activities on the financial markets (the proceeds of which are then are loaned to the borrowing subsidiaries), cash centralization for the Group companies and investments of these funds on the monetary markets.
Management of short-term interest rate exposure and cash
Cash balances, which are primarily composed of euro and U.S. dollars, are managed with three main objectives set out by management (to maintain maximum liquidity, to optimize revenue from investments considering existing interest rate yield curves, and to minimize the cost of borrowing), over a horizon of less than twelve months and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modification of the currency exposure.
Management of interest rate risk on long-term debt
The Company’s policy consists of incurring debt primarily in U.S. dollars at a floating rate in order to deal with significant changes in cash flows due to external factors (oil prices and the euro/dollar exchange rate).
Long-term interest rate and currency swaps can hedge debenture loans at their issuance in order to create a variable rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, the Company can also enter into long-term interest rate swaps.
Sensitivity analysis on interest rate and foreign exchange risk
The table below presents the potential impact on the fair value of the current financial instruments as of December 31, 2004, of an increase or decrease of 10% in the interest rate yield curves in each of the currencies.

		Change in fair	Change in fair
		value with	value with
	Carrying	a 10% interest	a 10% interest
As of December 31, 2004	amount	rate increase	rate decrease

Assets/(Liabilities)

Debenture loans (non current portion, before swaps)	(9,727)	110	(112)
Issue swaps and swaps hedging debenture loans	(1,476)	(107)	109
Fixed-rate bank loans	(288)	8	(9)
Current portion of long term debt (excluding capital lease obligations)	(2,199)	1	(1)
Other interest rates swaps	11	—	—
Currency swaps and forward exchange contracts	(317)	—	—
Currency options	—	—	—

As a result of its the policy for the management of currency exposure previously described, the Group believes that its short-term currency exposure is not material. The Group’s sensitivity to long-term currency exposure is primarily attributable to the net equity of the subsidiaries whose functional currency is the U.S. dollar and, to a lesser extent, the pound sterling and the Norwegian krone. This sensitivity is reflected by the historical evolution of the currency translation adjustment imputed in the statement of changes in shareholders’ equity which is essentially related to the evolution of the U.S. dollar and is set forth in the table below:

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

	Euro / US $	Currency translation
	exchange rates	adjustments (in millions of euros)
As of December 31, 2004	1.36	(1,429)

The long-term debt in U.S. dollars described in Note 20 is generally raised by the central treasury entities either in U.S. dollars or in other currencies which are then systematically exchanged for U.S. dollars though issue swaps. The proceeds from these debt issuances are principally loaned to affiliates whose accounts are kept in U.S. dollars and any remaining balance is held in dollar-denominated investments. As a consequence, the net sensitivity of these positions to currency exposure is not material.
Short-term currency swaps which the are included in “Currency swaps and forward exchange contracts” in Note 27 are used with the aim of optimization of centralized management of the cash of the Group. Thus the sensitivity to currency fluctuations which may be induced is likewise considered negligible.
As a result of this policy, the impact of currency exchange on consolidated income, as illustrated in Note 7, has not been significant despite the considerable fluctuation of the U.S. dollar (negative 75 M€ in 2004).
Management of counterparty risk
The Company has established standards according to which bank counterparties must be approved in advance, based on an assessment of the counter party’s financial soundness and its rating (Standard & Poors, Moody’s), which must be of high quality.
An overall authorized credit limit is set for each bank and is divided among the subsidiaries and the Company’s Treasury Department according to their needs.
Stock Market risk
The Group holds interests in a number of publicly-traded companies (see Note 13). The market values of these holdings fluctuate due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.
Liquidity risk
TOTAL S.A. has confirmed lines of credit granted by international banks, which would allow it to manage its short-term liquidity needs as required. The total amount of these lines of credit as of December 31, 2004, was $7,001 million, of which $6,956 million was unused. The terms and availability of these lines of credit are not conditioned on the Company’s financial ratios, its financial ratings or on the absence of events that could have a material adverse impact on its financial situation.
The total amount, as of December 31, 2004, of confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $7,841 million of which $7,233 million was unused. Lines of credit given to Group companies other than TOTAL S.A. are not used for general Group purposes. They are used to finance general activities of that company or for specific projects. The following table shows the maturity of the financial assets and debts of the Group as of December 31, 2004 (see Note 20).

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

	Less than	Between 1 year	More than	Total
December 31, 2004	1 year	and 5 year	5 years

Financial debt after swaps	3,480	6,637	3,136	13,253
Cash and cash equivalents	(3,860)	0	0	(3,860)
Net amount	(380)	6,637	3,136	9,393

29.	RELATED PARTIES
The main transactions completed with, amounts receivables from and payables to related parties are detailed as follows:

As of December 31,
2004
Balance Sheet
Receivables
Debtors and other debtors	303
Loans (excl. loans to equity companies)	463
Payables
Creditors and other creditors	273
Debts	—

As of December 31,
2004
Income Statement
Sales	1,363
Purchases	1,646
Financial expenses	—
Financial income	79
30.	OTHER RISKS AND CONTINGENT LIABILITIES
The Company is not currently aware of any exceptional event, litigation, risk or contingent liabilities that could adversely affect the financial condition, assets, results or businesses of the Company.
ANTITRUST INVESTIGATIONS
Following an investigation into certain trade practices in the chemical industry in the United States, Arkema and other chemical subsidiaries are involved in several civil lawsuits in the United States for violations of antitrust laws. The litigation reserves for these lawsuits amount to 14 million euros. The investigations, commenced by the European Commission in 2000, 2003 and 2004, into alleged anti-competitive practices involving certain products sold by Arkema or its subsidiaries have resulted in a decision regarding one product line by the Commission, delivered on January 19, 2005, which ordered Arkema to pay a 13.5 million euros fine and also ordered Elf Aquitaine and Arkema to jointly pay a 45 million euros fine.
On January 28, 2005, the European Commission addressed a statement of objections to Arkema, TOTAL S.A. and Elf Aquitaine regarding alleged anti-competitive practices concerning a new product line. No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in these practices. The Group believes that the provisions recorded in the accounts of various of its chemicals subsidiaries, for an aggregate amount of 176 million euros, should be adequate in light of the anticipated consequences of these investigations.
Moreover, as a result of investigations commenced in October 2002 by the European Commission concerning certain Refining & Marketing subsidiaries of the Group, Total Nederland N.V. received a statement of objections in October 2004. Provisions amounting to 20 million euros have been booked

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
for this issue. A statement of objections regarding these practices has also been addressed to TOTAL S.A., although no facts have been alleged that would implicate TOTAL S.A. in these practices.
Although it is not currently possible to determine with certainty the outcome of these lawsuits and investigations, the Company is of the opinion that their ultimate resolution should not have a significant adverse effect on the Company’s financial position, cash flows or earnings.
31.	OTHER INFORMATION
A) RESEARCH AND DEVELOPMENT COSTS
The Group strategy of research and development is focused on the three segments of activity, principally in the following areas:
—	Exploration-Production technology allowing the access, at acceptable cost, to new energy resources (high pressure-high temperature, deep offshore, heavy crude oils, polyphasic transportation, acidic gas) as well as environmental-friendly technologies such as reduction of greenhouse gas emissions, containment of acidic gas emissions, and efficient use of water in the upstream industrial process.

—	Refining technology allowing the identification, the anticipation, and the reduction of constraints linked to the operation of the facilities, the evolution of specifications and the control of environmental emissions, and marketing technology allowing the creation of innovative formulations of products representing sales opportunities.

—	Chemical processes allowing a stronger competitiveness, quality, safety and respect of environment, in particular of the following themes: new catalysis technology, new polymerization technologies, new products (polymers, elastomers, anti-vibrating systems, new coatings) as well as the nano-technologies.
Research and development costs incurred by the Company during the 2004 accounting period amounted to 635 million euros, corresponding to 0.5% of the turnover.
The staff dedicated to these research and development activities are estimated at 5,257 people.
B) TAXES PAID TO MIDDLE EAST OIL-PRODUCING COUNTRIES FOR THE PORTION WHICH TOTAL HELD HISTORICALLY AS CONCESSIONS
Taxes paid for the portion that TOTAL held historically as concessions (Abu Dhabi offshore and onshore, Dubai offshore, Oman and Abu Al Bu Khoosh) included in operating expenses amounted to 1,487 million euros in 2004.
32.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Financial information presented in this document are based on the accounting policies as detailed in Note 1.
The summarized reconciliation of shareholders’ equity and net income from French GAAP to IFRS as of January 1, 2004 and for the year ended December 31, 2004, respectively, is as follows:

SHAREHOLDERS’ EQUITY	As of	As of
	January 1, 2004	December 31, 2004

French GAAP	30,406	31,260

Inventories / replacement cost (note 32.1)	1,028	1,503

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Treasury shares (note 32.2)	(1,388)	(1,327)

Employee benefits (note 32.3)	(508)	(403)

Fixed assets
— Component based-approach (note 32.4a)	210	215
— Impairment of assets (note 32.4b)	(293)	(352)
— Goodwill amortization (note 32.6a)		161

Financial instruments IAS 39 (note 32.4c)	78	93

Share based payments (note 32.6b)

Equity-method affiliates’ IFRS restatement (note 32.6c)	(53)	673

Other adjustments (note 32.4)	(242)	(215)

IFRS	29,238	31,608 (*)

(*) Adjusted net income (Group share) adjusted for special items, inventory valuation effect, excluding Total’s equity share of amortization of intangible assets related to the Sanofi-Aventis merger) amounts to 9.1 billion euros (9 billion euros under French GAAP).

NET INCOME	As of
December 31, 2004

French GAAP	9,612

Inventories / replacement cost (note 32.1)	478

Treasury shares (note 32.2)

Employee benefits (note 32.3)	43

Fixed assets
— Component based-approach (note 32.4a)	5
— Impairment of assets (note 32.4b)	(58)
— Goodwill amortization (note 32.6a)	161

Financial instruments IAS 39 (note 32.4c)	12

Share based payments (note 32.6b)	(138)

Equity-method affiliates’ IFRS restatement (note 32.6c)	746

Other adjustments (note 32.4)	7

IFRS	10,868

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
The consolidated balance sheet and income statement showing the reconciliation from French GAAP to IFRS is provided, respectively, in Exhibits 1 and 2.
Modification of the Group’s accounting principles
The principal modifications of the Group’s accounting principles concern the following subjects:
NOTE 32.1: INVENTORIES
In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method.
However, in the note setting forth information by business segment, the Group will continue to present the results of its Downstream segment according to the replacement cost method and those of its Chemicals segment according to the LIFO (Last-In, First-Out) method in order to ensure the comparability of the Group’s results with those of its leading competitors, mainly North-American.
Inventory valuation using the FIFO method, which implies the cancellation of the reserve for crude oil price changes, is reflected by an increase in the value of inventories and an increase in shareholders’ equity as of January 1, 2004.
The effect on 2004 net income amounts to 478 million euros.
NOTE 32.2: TREASURY SHARES
In application of IAS 32 relating to financial instruments, treasury shares recorded under marketable securities in the financial statements prepared according to French GAAP, have been eliminated from shareholders’ equity.
NOTE 32.3: EMPLOYEE BENEFITS
The Group has decided to record unrecognized net actuarial losses and gains as of December 31, 2003 through retained earnings in accordance with IFRS 1.
As of the transition date, the negative impact on shareholders’ equity results from a decrease in other non-current assets (pension assets) and an increase of provisions for employee benefit obligations.
The effect on net income under IFRS results from the cancellation of the amortization of actuarial gains and losses as well as from immediate recognition of prior service costs vested (plan amendments) which were previously spread out under French GAAP.
NOTE 32.4: OTHER IFRS RESTATEMENTS
The other restatements at the transition date are as follows:
NOTE 32.4A: COMPONENT-BASED APPROACH
Pursuant to IAS 16 concerning tangible assets, the Group applies the component-based approach. The cost of major turnarounds of refineries and large petrochemical units are capitalized and depreciated over the period of time between two major turnarounds.
The effect on shareholders’ equity as of January 1, 2004 results from the capitalization of turnaround and major inspection components (valued on the basis of the costs of the last major turnaround) net of the corresponding depreciation and the reversal of provisions for turnaround costs. This

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
restatement concerns primarily the major refineries within the Downstream segment and, to a lesser extent, the petrochemical units within the Chemicals sector.
NOTE 32.4B: IMPAIRMENT OF ASSETS
IAS 36 provides for the testing of assets for impairment purposes by comparison of the assets’ carrying values with the associated discounted future cash flows. The US standard previously applied by the Group (FASNo.144) provides that the calculation be based on undiscounted cash flows.
As of the transition date, this difference in methodology results in the impairment of certain fixed assets mainly within the Upstream segment.
NOTE 32.4C: FINANCIAL INSTRUMENTS (EXCLUDING TREASURY SHARES)
The Group’s application of IAS 32 and IAS 39 in 2004 leads to the following restatements:
▪	Publicly-traded equity securities

Publicly-traded equity securities are classified as “available for sale” and are therefore valued at fair value. Changes in fair value of these securities are recorded through shareholders’ equity.

▪	Derivatives

Derivatives are now recorded in the balance sheet whereas they were treated as off-balance sheet commitments under French GAAP.

Derivatives (combined interest rate and exchange swap contracts) associated with debenture loans are recognized as hedging instruments. These debenture loans and the hedging derivatives are valued at fair value. Fair value changes offset each other and have no material impact on earnings. The accounting value of these derivatives is included in the assets under “Financial instruments held for hedging of non-current financial debt purposes” or in the liabilities under “Non-current financial debt”

Other derivative instruments (interest rate and exchange swaps, futures, options) are classified under the category of instruments held for transaction purposes. These instruments are valued at fair value, and fair value changes are recognized as income or loss.
These restatements have no material impact on 2004 IFRS financial statements.
NOTE 32.4D: DEFERRED TAXES
In application of IAS 12 «Income taxes», the Group records deferred income taxes on temporary differences resulting from the difference between the carrying value of its equity-method investments and the taxable basis of these investments. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon sale of these investments).
NOTE 32.4E: MINERAL RIGHTS
According to IFRS 6 “Exploration for and Evaluation of Mineral Resources”, the Group accounts for mineral rights under “intangible assets”
NOTE 32.5: REPORTING PERFORMANCE
The Group has chosen to follow the recommendation of CNC (French accounting standard setter) # 2004-R02, dated October 27th, 2004, for the presentation of its consolidated financial statements. This presentation will allow the reconciliation of the income statement items with performance indicators as presented in the note on information by business segment.
SALES OF PRODUCTS OR GOODS :
The indicator « sales » from now on includes excise taxes collected by the Group within the course of its oil distribution operations. Sales net of excise taxes are shown as “Total revenues” according to IAS18« Revenue ».

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Pursuant to IAS 1 « Presentation of Financial Statements », certain transactions within the Trading sector previously reported under sales and purchases must now be shown at their net value in sales. This restatement leads to a reduction of 22.2 billion euros in sales as well as cost of goods sold.
Operating expenses
The breakdown of operating expenses, formerly provided solely in the Notes to the Consolidated financial statements, will now appear directly on the face of the income statement and includes the following headings :
—	Purchases, net of inventory variation
—	Other operating expenses
—	Unsuccessful exploration costs
Operating Income
This indicator remains unchanged as compared to the operating income under French GAAP.
Financial income
Financial income is henceforth broken down as follows:
—	cost of the net debt, distinguishing financial expenses related to indebtedness (financial interest on debt) and financial income from marketable securities & cash equivalents

—	income and expenses unrelated to debt : those items are comprised mainly of :

Expenses: financial charges resulting from the discounting of certain long-term liabilities (except employee benefits) and, the depreciation of shares in non-Group companies

Income : dividends, gains on sale of shares in non-Group companies, financial income from long-term loans granted to non-group companies, and capitalized financial costs.
Reconciliation to business segment information
The primary performance indicator « Net Operating Income » is computed as follows based on the items shown on the face of the income statement:
Operating income
+	Other income
-	Other expenses
+	Other financial income
-	Other financial expenses
-	Income taxes
+	Equity in income (loss) of affiliates

-	Restatement of the tax expense related to the cost of the net debt

=	Net operating income
Henceforth, the whole set of items constituting the net operating income now appears on the face of the income statement, except for the split of income taxes between net operating income and the cost of the net debt.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE
YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
NOTE 32.6: IFRS RESTATEMENTS WITH AN IMPACT ON THE NET INCOME
NOTE 32.6A : AMORTIZATION OF GOODWILL
Pursuant to IFRS 3 “Business combinations”, goodwill is no longer amortized. Instead, it is tested for impairment annually. The impact on 2004 net income is 161 million euros, due to the cancellation of goodwill amortization.
NOTE 32.6B: SHARE-BASED PAYMENTS
The Group applies IFRS 2 “Share-based payments” as published by the International Accounting Standards Board (IASB). This standard applies to employee stock-option and share purchase plans and to capital increases reserved for employees retrospectively and not solely to the share transactions that were granted after November 7, 2002.
These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.
The cost of options is valued according to the Black-Scholes method and allocated on a straight line basis between the grant date and vesting date. For employee-reserved capital increases, the cost is immediately recognized as an expense.
The 2004 net income is adjusted due to an expense relating to employee share option and purchase plans and to the employee-reserved capital increase in 2003. The corresponding charge is estimated at approximately 138 million euros.
NOTE 32.6C: EQUITY-METHOD AFFILIATES’ IFRS RESTATEMENT
This restatement primarily relates to the implementation of IFRS in the equity-method affiliates’ financial statements, Sanofi-Aventis and Cepsa.
Within the financial statements prepared in compliance with IFRS by Sanofi-Aventis, in-progress R&D costs of Aventis have been capitalized as at the date of the merger. According to French GAAP, the R&D costs were directly charged to expense. The impact of this restatement on net income (Group share) amounts to 746 million euros.

The effect on net income of IFRS restatements related to inventories and share-based payments, as indicated previously, may change in the future depending on the volatility in prices of raw materials and specific provisions included within employee share purchase or option plans, respectively.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Exhibit 1: Consolidated balance sheet as of January 1, and December 31, 2004 under IFRS

	January 1st, 2004													December 31st, 2004
					Fixed assets			Equity-method	Currency
			Treasury	Employee	Tangible	Impairment of	Financial	IFRS	Translation			Total IFRS
Amounts in millions of euros	French GAAP	Inventories	Shares	Benefits	Assets	Assets	Instruments	restatements	Adjustments	Other	Reclass	Restatements	IFRS	IFRS

Intangible assets, net	2,017			(21)	(50)	(43)				(12)	1,574	1,448	3,465	3,176
Plant, property and equipment	36,286	(97)			247	(316)					(1,574)	(1,740)	34,546	34,906
Equity affiliates: investments and loans	7,833				2			(53)				(51)	7,782	10,680
Other investments	1,162						100					100	1,262	1,198
Hedging instruments of non current financial debt							1,459					1,459	1,459	1,516
Other non-current assets	3,152	(304)		(479)	(72)	51				24		(780)	2,372	2,351

Total non-current assets	50,450	(401)		(500)	127	(308)	1,559	(53)		12	0	436	50,886	53,827

Inventories, net	6,137	1,649			(133)							1,516	7,653	9,264
Accounts receivable, net	12,357											0	12,357	14,025
Prepaid expenses and other current assets	4,779	(8)		(3)	6					(10)		(15)	4,764	5,314
Current financial instruments							215					215	215	477
Short term investments	1,404		(1,388)				8				(24)	(1,404)	0	0
Cash and cash equivalents	4,836										24	24	4,860	3,860

Total current assets	29,513	1,641	(1,388)	(3)	(127)		223			(10)	0	336	29,849	32,940

TOTAL ASSETS	79,963	1,240	(1,388)	(503)	0	(308)	1,782	(53)		2		772	80,735	86,767

Common shares	6,491												6,491	6,350
Paid in surplus and retained earnings	27,183	1,028	(1,388)	(508)	210	(293)	78	(53)	(3,268)	(242)		(4,436)	22,747	26,687
Cumulative translation adjustment	(3,268)								3,268			3,268	(0)	(1,429)

Total shareholders’ equity - Group share	30,406	1,028	(1,388)	(508)	210	(293)	78	(53)		(242)		(1,168)	29,238	31,608

Minority interests and subsidiaries’ redeemable preferred shares	1,060	12		(4)	17	(1)				(5)		19	1,079	810

Total shareholders’ equity	31,466	1,040	(1,388)	(512)	227	(294)	78	(53)	0	(247)		(1,149)	30,317	32,418

Deferred income taxes	5,443	186		(92)	41	(10)	18			248		391	5,834	6,402
Employees benefits	3,818			3								3	3,821	3,607
Other non current liabilities	6,344			98	(270)		(2)					(174)	6,170	6,274
Non current liabilities	15,605	186	0	9	(229)	(10)	16	0	0	248	0	220	15,825	16,283

Non current financial debt	9,783						1,490					1,490	11,273	11,289

Accounts payable	10,304											0	10,304	11,672
Other creditors and accrued liabilities	8,970	14			2	(4)				1		13	8,983	11,148
Current borrowings and bank overdrafts	3,835						(1)					(1)	3,834	3,614
Current financial instruments							199					199	199	343
Total current liabilities	23,109	14	0	0	2	(4)	198	0	0	1	0	211	23,320	26,777

TOTAL LIABILITIES	79,963	1,240	(1,388)	(503)	0	(308)	1,782	(53)	0	2	0	772	80,735	86,767

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
Exhibit 2: Consolidated income statement for year 2004 under IFRS

					Fixed assets					Equity-method
				Employee	Component	Impairment of	Financial	Shared-based	Goodwill	IFRS	Other IFRS	Total IFRS
Amounts in millions of euros	French GAAP	Sales trading	Inventories	Benefits	approach	Assets	Instruments	payment	amortization	restatement	restatements	Restatements	IFRS

Sales	144,217	(22,219)										(22,219)	121,998
Excise taxes	(21,517)											0	(21,517)
Total revenues	122,700	(22,219)										(22,219)	100,481

Purchase net of inventory variation	(81,496)	22,219	722								(1)	22,940	(58,556)
Other operating expenses	(19,231)			68	199			(138)			(1)	128	(19,103)
Unsuccessful exploration costs	(414)												(414)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(5,498)				(198)	(26)						(224)	(5,722)

Total operating income	16,061	0	722	68	1	(26)		(138)			(2)	625	16,686

Other income	3,078										61	61	3,139
Other expense	(904)					(44)			(218)		(31)	(293)	(1,197)

Financial income on cash and cash equivalent and equity securities	588										(16)	(61)	572
Financial interest on debt	(756)						18				1	19	(737)
Cost of the net debt	(168)						18				(15)	3	(165)
Other financial income	333												333
Other financial expense	(235)												(235)

Income taxes	(8,316)		(238)	(25)	4	12	(6)				(1)	(254)	(8,570)
Equity in income (loss) of affiliates	337								71	750		821	1,158
Goodwill amortization	(308)								308			308

Consolidated net income	9,878	0	484	43	5	(58)	12	(138)	161	750	12	1,271	11,149

Group share	9,612		478	43	5	(58)	12	(138)	161	746	7	1,256	10,868
Minority interests and dividends on subsidiaries’ redeemable prefe	266		6							4	5	15	281

Earnings per share (euro)	15.61												17.92

Adjusted net income (1)	9,039												9,131

Adjusted earnings per share (euro)	14.68												15.05

(1)	Adjusted net income (net income (Group share) adjusted for special items, inventory valuation effect, and excluding Total’s equity share of intangible assets amortization related to the Sanofi-Aventis merger)